Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

April 9, 2024

VIA EDGAR AND ELECTRONIC MAIL

Blake Grady and David Plattner Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	SilverBow Resources, Inc. Response to SEC Comment Letter on April 5, 2024 with respect to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2024 File No. 001-08754

Dear Messrs. Grady and Plattner:

On behalf of Kimmeridge Energy Management Company, LLC and its affiliates (collectively, “Kimmeridge”) and the other filing persons (together with Kimmeridge, the “Filing Persons”), we are responding to the letter, dated April 5, 2024 (the “SEC Comment Letter”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 29, 2024 (the “Preliminary Proxy Statement”), by the Filing Persons with respect to SilverBow Resources, Inc. (“SBOW” or the “Company”). We have reviewed the Staff’s comments and respond below. For your convenience, the text of the Staff’s comments is set forth below in italics, with responses on behalf of the Filing Persons interlineated in normal type.

Concurrently with this letter, Kimmeridge is delivering to your attention a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) and intends to file the Revised Preliminary Proxy Statement with the SEC on EDGAR as of the date of this letter. The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

 General

1.	We note the Schedule 13D filing made by Kimmeridge on September 23, 2022. Please advise us as to why such filing was made one month after August 23, 2022, the date on which Kimmeridge appears to have delivered a term sheet to SilverBow regarding a business combination between SilverBow and an affiliate of Kimmeridge, rather than within 10 days of such date, as then required by Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

     Kimmeridge is an investor focused on the oil and gas industry and initially acquired its position in the Company in March and early April of 2022 in the ordinary course of its business because it believed the Company’s stock was undervalued and represented an attractive investment opportunity as the Company has historically under-performed its peers. Kimmeridge subsequently sold its entire equity position in mid-April 2022 due to the stock price rising above attractive levels to continue purchases. Following a decrease in the share price, Kimmeridge began re-establishing an equity ownership position in the Company in mid-May 2022, and acquired an aggregate of 3,281,356 shares by mid-July 2022, at which point it ceased any trades in the Company. As such, Kimmeridge filed an initial Schedule 13G under Rule 13d-1(b)(2) - within 10 days of the end of July 2022, the month that its beneficial ownership exceeded 10% as of month end.

     The August 23, 2022 “business combination” term sheet (the “August 2022 Term Sheet”) described by the Company in its proxy statement was mischaracterized by the Company along with many other aspects of the interactions between Kimmeridge and the Company leading up to the current proxy contest. The August 2022 Term Sheet was in draft form only and related to conversations which were exploratory and preliminary in nature regarding the Company’s acquisition of the membership interests in Kimmeridge Texas Gas, LLC (“KTG”), an entity ultimately controlled by Kimmeridge, in the event KTG closed on the purchase of certain assets of Laredo Energy LLC (the “Laredo Assets”). The transactions set forth in the August 23, 2022 Term Sheet did not contemplate or include terms which would result in a change of control of the Company, the terms related to the potential purchase by the Company of the membership interests in KTG were it to acquire the Laredo Assets. We also find it notable that the Company and its counsel, Gibson Dunn & Crutcher LLP, were in contact with Kimmeridge and its counsel, Kirkland & Ellis LLP, with respect to the August 2022 Term Sheet and never raised at that time that it was of the opinion that Kimmeridge’s actions, discussions or interactions with the Company were non-passive in any way. Instead, it is only now, more than a year and a half later, in connection with the current proxy contest that the Company has chosen to characterize the initial conversations between Kimmeridge and the Company in 2022 as non-passive conversations in which Kimmeridge was ultimately looking to gain control of the Company.

      The discussions around the August 2022 Term Sheet quickly came to a halt once it was apparent that the parties had very different positions as to the value of the assets to be acquired (or at least what the Company was willing to pay for the assets).

2.	Notwithstanding that Kimmeridge appears to have delivered the term sheet on August 23, 2022, Item 4 of the Schedule 13D does not reference such term sheet and states (emphasis added): “The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer.” Please advise regarding the accuracy of such disclosure and how the disclosure in Item 4 of the Schedule 13D satisfies the disclosure standards set forth in Item 4.

     Item 4 of Schedule 13D requires those filing on Schedule 13D to “describe any plans or proposals which the reporting persons may have which relate to or would result in” certain enumerated items. The Filing Persons refer to the response to Question 1 above. Item 4 of the Schedule 13D does not reference the August 2022 Term Sheet because even at the time of the August 2022 Term Sheet, the matters set forth therein were preliminary and exploratory in nature and at the time that Kimmeridge filed the Schedule 13D, all discussions related to the August 2022 Term Sheet had terminated.

    Additionally, the Filing Persons believe that the following sentence in Item 4 of the Schedule 13D which precedes the sentence cited above supports the disclosure requirement referred to in question 2:

     “The Reporting Person has had, and intends to continue to seek to engage in, a dialogue with the Issuer’s Board of Directors (the “Board”) and management about operational and strategic opportunities to maximize shareholder value including potential asset or corporate consolidation opportunities, including transactions in which the Reporting Person may seek to participate and potentially engage.”

3.	Refer to Item 10 of the Schedule 13G filed by Kimmeridge on August 10, 2022. According to the checkbox on the cover page, the Schedule 13G appears to have been filed pursuant to Rule 13d-1(b). However, the certification provided in Item 10 is for statements filed pursuant to Rule 13d-1(c). Please advise.

     The Filing Persons advise the Staff that the 13d-1(b) checkbox on the cover page was marked correctly and that the certification in Item 10 of the Schedule 13D was meant to reflect the Rule 13d-1(b) certification, however, due to an administrative error, the incorrect certification was included in Item 10.

4.	We note that Kimmeridge may have presented a proposal to the Company to remove Leland Jourdan, as the replacement for former director Christoph Majeske, from the Board. Such proposal appears in the Company’s proxy statement as proposal 8 but has not been included in your proxy statement. Please advise.

 The Filing Persons note for the Staff that Kimmeridge made the decision, on April 5, 2024, to withdraw an earlier notice of Kimmeridge’s intent to present the shareholder proposal in question at the Annual Meeting and informed the Company of its decision on the same date. As evidenced by the Company’s definitive proxy statement, filed on April 9, 2024, the Company also has removed the proposal from its proxy materials.

5.	Refer to the incumbent company directors listed on the proxy card. Mr. Ellisor’s name appears to be spelled incorrectly. Please revise.

In response to the Staff’s comment, the Filing Persons have revised the proxy card to correct the spelling of Mr. Ellisor’s name in the Revised Preliminary Proxy Statement.

Proposal 1: Election of Directors, page 7

6.	Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation S-K require disclosure of a nominee’s complete history of principal occupations and employment, without gaps, for the past five years. Provide such disclosure regarding Mr. Brooks and Ms. Minyard.

In response to the Staff’s comment, the Filing Persons advise the Staff that Mr. Brooks’ and Ms. Minyard’s principal occupation and employment history over the past five years are fully disclosed. To avoid any confusion, the Filing Persons have made clarifying revisions to the section in question in the Revised Preliminary Proxy Statement.

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

cc:       Tamar Goldstein

Kimmeridge Energy Management Company, LLC

Brandon Gold

Abraham Schwartz

Schulte Roth & Zabel LLP